FILED BY MERRILL LYNCH & CO., INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14A-12
OF THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: NEW BLACKROCK, INC.
COMMISSION FILE NO. 333-134916
August 8, 2006
Dear Colleague,
As a valued business partner, we wanted to share with you news of the recent change in one of our fund management teams.
Effective August 7, 2006, the ML Global Value Fund will be managed by Senior Portfolio Manager Dennis Stattman and Associate Portfolio Managers Dan Chamby and Aldo Roldan. They will continue to manage the fund after MLIM and BlackRock are combined later this year, and its investment objective remains the same.
This same team also manages the ML Global Equity Opportunities Fund and ML Global Allocation Fund and will continue to do so.
Dennis Stattman joined Merrill Lynch Investment Managers in 1989 as an associate portfolio manager of the Merrill Lynch Global Allocation Fund. From September of that year and until February 1996, he was also senior portfolio manager of the Merrill Lynch Special Value Fund. Prior to joining MLIM, Dennis served as the director of Research for Meridian Management Company and, before that, as pension investment officer for the World Bank, supervising the management of U.S. equities in the Bank’s Retirement Plan. Dennis earned a B.S. in commerce from the University of Virginia and an M.B.A. with honors from the University of Chicago. He is a chartered financial analyst.
Dan Chamby has been with the Global Allocation Fund since September 1993. Prior to joining MLIM, he worked for Fujitsu Ltd. in Tokyo where he was involved in various financial and market planning projects. He began his investment career at Mellon Bank in 1982 as an Asia/Pacific credit analyst, and later managed the International Money Market desk. Dan received his M.B.A. in 1988 from the Wharton School, University of Pennsylvania and a B.A. in political science and French literature from Duquesne University in 1982. He is fluent in Japanese and French, and is a chartered financial analyst.
Aldo Roldan joined MLIM in 1998 as portfolio manager for various Global Fixed Income portfolios, including the ML World Income Fund in 1999, and also became head of Emerging Market Debt for MLIM. Aldo joined the Global Allocation Fund as an associate portfolio manager in July of 2006. Prior to joining MLIM, Aldo was a senior vice president at Santander Investments and also worked in the research department at JP Morgan Chase as a global economic analyst. Previously, he worked at Chase Econometrics where he founded and managed the Emerging Markets Research Group. Aldo obtained a Ph.D. in economics and econometrics at the Wharton School of Business at the University of Pennsylvania and a B.A. in economics from the University of Chile.
As always, please contact your relationship manager if you have any additional questions around this update. We thank you for your valued partnership and look forward to working with you in the months and years ahead.
Sincerely,
Bob Doll
President & Chief Investment Officer
Merrill Lynch Investment Managers

Disclosure
In connection with the proposed transaction, a registration statement of New BlackRock Inc. (“New BlackRock”) which includes a preliminary proxy statement of New BlackRock and other materials has been filed with the Securities and Exchange Commission (the “SEC”) and is publicly available. Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about BlackRock and Merrill Lynch & Co., Inc. (“Merrill Lynch”), at the SEC’s Internet site (http://www.sec.gov).
Merrill Lynch, BlackRock and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from BlackRock stockholders in respect of the proposed transaction. Information regarding Merrill Lynch’s directors and executive officers is available in its proxy statement for its 2006 annual meeting of stockholders, dated March 10, 2006, and information regarding BlackRock’s directors and executive officers is available in its proxy statement for its 2006 annual meeting of stockholders, dated April 28, 2006. Additional information regarding the interests of such potential participants will be included in the registration statement and the other relevant documents filed with the SEC when they become available.
Cautionary Language Concerning Forward-Looking Statements
Information contained in this document may contain forward-looking statements, including, for example, statements about management expectations, strategic objectives, growth opportunities, business prospects and regulatory proceedings, transaction synergies, and other similar matters. These forward-looking statements are not statements of historical facts and represent only Merrill Lynch’s beliefs regarding future performance, which is inherently uncertain. There are a variety of factors, many of which are beyond Merrill Lynch’s control, which affect the operations, performance, business strategy and results and could cause actual results and experience to differ materially from the expectations and objectives expressed in any forward-looking statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only to the date on which they are made, and may be impacted by a variety of factors that are beyond Merrill Lynch’s and BlackRock’s control. Merrill Lynch and BlackRock do not undertake to update these statements to reflect the impact of circumstances or events that arise after the date on which they were made. Investors should consult Merrill Lynch’s and BlackRock’s reports filed with the SEC for any additional information.